One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

August 8, 2018

Via EDGAR

Ms. Deborah O’Neal U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Terra Income Fund 6, Inc. Preliminary Proxy Statement on Schedule 14A filed July 17, 2018 File No. 814-01136

Dear Ms. O’Neal:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Company”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on July 17, 2018 (the “Preliminary Proxy Statement”). Where revisions to the Preliminary Proxy Statement are referenced in the Company’s responses set forth below, such revisions are included in the Company’s definitive proxy statement on Schedule 14A filed concurrently herewith. For your convenience, we have set forth below each of the Staff’s comments (or requests) followed by the relevant response.

1.     Comment: In the answer to the question “Will the Company bear the costs associated with the Axar Investment?” on page 5 of the Preliminary Proxy Statement, please include an estimate of the amount of the costs borne by the Company in connection with the Axar Investment.

Response: The Issuer has revised the above-referenced disclosure in response to the Staff’s comment as set forth below:

The only costs borne by the Company are those expenses associated with the formation of the Special Committee (as defined in the Proxy Statement). The Company paid approximately $46,500 in legal fees in connection with the formation of the Special Committee. Except for those expenses and the costs associated with the Meeting, which will also be borne by the Company, Axar Terra, on the one hand, and the members of the Advisor, on the other hand, shall each bear their own direct and indirect fees, expenses and costs in connection with the Axar Investment.

Alston & Bird LLP	www.alston.com

Atlanta    |    Beijing    |    Brussels    |    Charlotte    |    Dallas    |    Los Angeles    |    New York    |    Raleigh    |    San Francisco    |    Silicon Valley    |    Washington, D.C.

Ms. Deborah O’Neal

August 8, 2018

2.     Comment: In the answer to the question “Who is paying for the costs of soliciting these proxies?” on page 7 of the Preliminary Proxy Statement, please include an estimate of the amount of the total $25,000 proxy solicitation fee that will be borne by the Company.

Response: The Issuer has revised the above-referenced disclosure in response to the Staff’s comment as set forth below:

The Company and the Advisor will bear the expenses in connection with the solicitation of proxies for the Meeting, including the cost of preparing, printing and mailing this Proxy Statement, the accompanying Notice of Annual Meeting of Stockholders and the proxy card. In addition to the solicitation of proxies by the use of the mail, proxies may be solicited in person and by telephone or facsimile transmission by: (i) the directors, officers, or employees of the Company or by the officers of the Advisor (without special compensation therefor), or (ii) by Mediant Communications Inc., the Company’s proxy solicitor, who has been engaged on behalf of the Advisor to solicit proxies on the Company’s behalf at an estimated fee of $25,000, plus out-of-pocket expenses. It is estimated the that Company will bear approximately $12,500 of such fee, plus out-of-pocket expenses.

3.     Comment: Please revise the first sentence of the section entitled “Vote Required—Charter Amendment Proposal” on page 9 of the Preliminary Proxy Statement to clarify the number of votes required to approve the amendments to the Company's charter.

Response: The Issuer has revised the above-referenced disclosure, and similar disclosure appearing on pages 25 and 41 of the Preliminary Proxy Statement, in response to the Staff’s comment as set forth below:

Charter Amendment Proposal.  The affirmative vote ~~by the stockholders entitled to cast a majority of all the votes entitled to be cast as of the Record Date~~ of the holders of a majority of the outstanding shares entitled to vote as of the Record Date is necessary for approval of the amendments to the Charter. Abstentions and Broker Non-Votes will not count as affirmative votes cast and will therefore have the same effect as votes against the amendments to the Charter. Please see “—Vote Required for Each Proposal.”

4.     Comment: Please provide additional information on Axar Capital Management L.P., including whether that entity advises mutual funds.

Response: Axar Capital Management L.P. (“Axar”) is a Delaware limited partnership and has its principal place of business in New York, New York. The Adviser provides discretionary investment advisory services to various pooled investment vehicles operating as private funds (the “Funds”) and separately managed accounts for institutional investors (together with the Funds, the “Clients”). Interests in the Funds are offered to certain sophisticated, qualified investors, including high net worth individuals, retirement plans, trusts, partnerships, corporations, or other businesses. As of the date hereof, none of the Clients are mutual funds. As of December 31, 2017, the Adviser manages approximately $664,332,878 in discretionary assets under management and $0 in non-discretionary assets under management.

Ms. Deborah O’Neal

August 8, 2018

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881 4932.

Sincerely,

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP